[JONES DAY LETTERHEAD]
August 27, 2008
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
Attention: Tom Jones
100 F Street, N.E.
Washington, D.C. 20549
Re:	SunPower Corporation Preliminary Information Statement on Schedule 14C Filed August 12, 2008 File No. 000-51593
Dear Mr. Jones:
     On behalf of SunPower Corporation, a Delaware corporation (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 26, 2008 (the “Comment Letter”) concerning the above-referenced preliminary information statement on Schedule 14C (the “Information Statement”). For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
     In addition, we are also filing herewith a revised preliminary information statement on Schedule 14C which has been marked to show changes made to the filing on August 12, 2008.
General
1.	It appears that the Class B common stock to be spun off will have different terms and be a different security than the Class B common stock that Cypress Semiconductor has held for at least two years, given the amendments to the certificate of incorporation to, among other things, (1) eliminate the ability of holders of shares of Class B common stock to convert the Class B common shares into shares of your Class A common stock, and (2) restrict the voting power of a holder of more than 15% of your outstanding shares of Class B common stock with respect to the election or removal of directors. It also appears that the spin off of the new security should be registered. Please file a registration statement, or provide us with your analysis as to why you believe you do not have to register the spin-off under the Securities Act. Please consider Staff Legal Bulletin No. 4 dated September 16, 1997.

     RESPONSE: The Company believes that in connection with the proposed distribution by Cypress Semiconductor Corporation (“Cypress”) of all of the issued and outstanding Class B common stock of the Company on a pro rata basis (the “Spin-off”) to the holders of common stock of Cypress registration of the Class B common stock under the Securities Act of 1933, as amended (the “Securities Act”), is not required.
I. Background
     The Company is a reporting company for purposes of the Exchange Act, and its Class A common stock is currently listed on the NASDAQ Global Select Market under the symbol “SPWR.” The Class A common stock will begin trading under the symbol “SPWRA” immediately following the Spin-off. The Company is applying to have the Class B common stock listed on the NASDAQ Global Select Market under the symbol “SPWRB.” Cypress currently owns all of the Class B common stock of the Company and controls approximately 89.7% of the voting power of the outstanding voting securities of the Company.
     On July 17, 2008, Cypress announced that its board of directors had authorized its management to proceed with the Spin-off, which would provide for a distribution by Cypress of all of the outstanding shares of the Company’s Class B common stock to its stockholders. In connection with the Spin-off, Cypress also proposed certain amendments to the Company’s certificate of incorporation in order to preserve the tax-free nature of the Spin-off, and an amendment to the tax sharing agreement between Cypress and the Company. Specifically, the amendments to the certificate of incorporation to (i) clarify that, following the Spin-off, the Class B common stock will remain outstanding as a separate class and (ii) eliminate the voluntary conversion of Class B common stock into Class A common stock, were both required in order for Cypress to comply with Internal Revenue Service private ruling with respect to the Spin-off. The amendment to the certificate of incorporation to restrict the voting power of holders of more than 15% of the outstanding shares of Class B common stock (the “Voting Provision”) was requested by the special committee of the Company’s board of directors (the “Special Committee”) in order to protect the holders of the Class A common stock against investors acquiring significant voting influence over the Company without making a correspondingly significant economic investment.
     On August 6, 2008, the Special Committee approved, and recommended that the Company’s board of directors approve, the amendments to the certificate of incorporation and the amended tax sharing agreement, as well as the entry by the Company into a stockholder rights plan. The Company’s board of directors approved the actions recommended by the Special Committee, and recommended that the stockholders of the Company approve the amendments to the certificate of incorporation, on August 12, 2008. Also on August 12, 2008, the Company filed with the Commission a preliminary information statement on Schedule 14C with respect to these matters (the “Company Information Statement“).
II. Spin-off

     The Spin-off will be completed through a distribution of all of the outstanding shares of the Company’s Class B common stock to holders of Cypress common stock. The Company’s Class B common stock will be distributed by Cypress to its stockholders on a pro rata basis without any consideration being paid by them. On the date of the Spin-off, Cypress will deliver the shares of the Company’s Class B common stock to a transfer agent for transfer and distribution to Cypress’s stockholders of record as of the close of business on the record date. Upon the consummation of the Spin-off, the Company will no longer be controlled by Cypress. The Spin-off will not occur until the Form 8-A becomes effective, the certificate of incorporation of the Company has been amended and restated pursuant to the description in the Company Information Statement, and Cypress has distributed an information statement in compliance with Staff Legal Bulletin No. 4 to all of its stockholders of record as of the record date with respect to the Spin-off (the “Cypress Information Statement”).
     Under Delaware law and Cypress’s certificate of incorporation, stockholder approval of the Spin-off is not required, and the approval of Cypress’s stockholders will not be sought. Cypress, as the only holder of the Class B common stock and as the holder of a majority of the voting power of the Company, controls the ability to approve the pending amendments to the Company’s certificate of incorporation. Consequently, Cypress is the only party with any decision-making or investment power over the Class B common stock.
III. Staff Legal Bulletin No. 4 Analysis
     The Commission has long held that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). In Staff Legal Bulletin No. 4 dated September 16, 1997 (the “Staff Bulletin”), the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act despite this basic policy. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a “sale” of the securities by the parent.” The policy aims for the adoption of the Staff Bulletin were to protect against disguised sales, inadequate public disclosure concerning issuers and anti-fraud violations. The Staff Bulletin sets out five conditions under which a spin-off does not constitute a sale and no Securities Act registration is required. In particular,
     A. General Test
     The Staff Bulletin states that in a spin-off a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:
1.	the parent shareholders do not provide consideration for the spun-off shares;

2.	the spin-off is pro-rata to the parent shareholders;

3.	the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

4.	the parent has a valid business purpose for the spin-off; and

5.	if the parent spins-off “restricted securities,” it has held those securities for at least two years.
     We respectfully submit that the Spin-off complies with the aforementioned requirements and does not violate the policy aims of the Staff Bulletin. As detailed further below, the stockholders of Cypress are not exchanging any consideration or other value for the Class B common stock. The stockholders of Cypress are not making any investment decision with respect to the distribution by Cypress to them of the Class B common stock, nor do they currently have any decision-making power with respect to the Class B common stock. All necessary information to be distributed to the stockholders of Cypress is currently publicly disclosed, or will be provided by Cypress prior to the Spin-off. Cypress has multiple valid business purposes for the Spin-off and has held the Class B common stock for more than two years. Given the expressed concerns in the Staff Bulletin and the facts and circumstances of the Spin-off, the Company respectfully submits that the Spin-off meets all of the preceding requirements of the Staff Bulletin, and that Cypress therefore should be permitted to complete the Spin-off without requiring registration under the Securities Act. A detailed analysis of the applicability of the Staff Bulletin’s five conditions to the Spin-off is set forth below.
     B. No Consideration for the Spun-Off Shares
     The purpose of the Spin-off is to distribute the ownership of the Company’s Class B common stock directly to the stockholders of Cypress. The Spin-off does not require stockholder approval and the stockholders will receive a distribution, as a dividend, of one share of Class B common stock for a certain number of shares of Cypress common stock (as will be determined by Cypress’s board of directors prior to the Spin-off). The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. In light of the Commission’s position and its underlying rationale, we believe that the Spin-off will involve neither an “offer” nor a “sale” of securities within the meaning of Section 2(3) of the Securities Act because: (i) neither Cypress nor the Company will receive any value from Cypress’s stockholders for the distribution of the Company’s Class B common stock; (ii) Cypress’s stockholders will receive the Company’s Class B common stock as a dividend without paying any consideration to the Company or to Cypress; and (iii) Cypress’s stockholders will not make an independent investment decision about the Company’s Class B common stock. Accordingly, the Company believes that the stockholders of Cypress are not providing consideration for the Company’s Class B common stock in the Spin-off, and that the first condition of the Staff Bulletin is met.

     C. Pro-rata to stockholders of Cypress
     The distribution of the shares of the Company’s Class B common stock will be effected on a pro rata basis, in proportion to each stockholder’s ownership interest in Cypress. Consequently, the stockholders of Cypress will have the same proportionate ownership interest in the Company and in Cypress both before and after the Spin-off. The proposed amendments to the certificate of incorporation will not affect the pro rata distribution of the Class B common stock to any of the stockholders of Cypress. Since all holders of Cypress common stock will have the same proportionate ownership interest in the Company and in Cypress both before and after the Spin-off, the second condition of the Staff Bulletin is met.
     D. Adequate Information
     The Company is, and has been for over the past 90 days, subject to Exchange Act reporting requirements, and is current with respect to such reporting requirements. Cypress will provide to its stockholders the Cypress Information Statement that includes the ratio used by Cypress to compute the number of shares of the Company’s Class B common stock that will be distributed per share of Cypress common stock, the treatment for fractional shares and the expected tax consequences, if any, of the Spin-off. Therefore, there will be sufficient public information available after the Spin-off to enable the stockholders and others to make informed investment decisions about the Company’s Class B common stock on a going-forward basis, and the third condition of the Staff Bulletin is met.
     E. Valid Business Purpose
     Cypress believes the Spin-off will allow it to operate its business without the distractions of holding a majority ownership interest in a separate public company. The Spin-off is expected to provide significant benefits, including the following:
•	facilitate better access by Cypress and the Company to the capital markets;

•	help both companies to more efficiently acquire needed assets and services;

•	enable Cypress to grant more effective stock-based compensation, which will provide improved incentives to its employees and future hires that better and more directly align the incentives with their performance;

•	allow management of each separated company to focus its attention on that company by designing and implementing corporate strategies based primarily on the business characteristics of that company;

•	increase management’s focus on core business priorities by enabling management to maximize financial resources and growth opportunities relevant to their individual operations; and

•	offer each company greater flexibility to form strategic business alliances within their target markets.

     Cypress believes there is a valid business purpose for the Spin-off and that the Company has more than adequately shown its ability to function as public company, and therefore the fourth condition of the Staff Bulletin is met.
     F. Holding Period for Restricted Securities
     Cypress completed a reverse triangular merger in November of 2004, in which it obtained 100% ownership of the Company. In November 2005, the Company reincorporated in Delaware, created two classes of common stock and held an initial public offering of its Class A common stock. Cypress has held all of the shares of Class B common stock since November 2005. Accordingly, the shares of Class B common stock to be distributed in the Spin-off have been held for the requisite two-year period.
     Your comment raised the question of whether the amendments to the Company’s certificate of incorporation may have the effect of creating a new and different security, which would be issued to Cypress in exchange for its current Class B common stock. Although the Company does not agree that the certificate of incorporation amendments result in a new security, even if this were the case, Rule 144(d)(3)(ii) under the Securities Act and the Staff’s telephone interpretation number 36 clearly indicate that securities that are exchanged for other securities of the same issuer will be deemed to be acquired at the same time as the securities surrendered or exchanged and that “tacking” of applicable holding periods under such circumstances is permitted. Therefore, even if the amendments to the certificate of incorporation were deemed to result in a new security, such new Class B common stock issued to Cypress would be deemed to have been issued in November 2005 and the fifth condition of the Staff Bulletin would be met.
IV. Conclusion
     The Spin-off does not constitute a “sale” under the Securities Act. The Spin-off will be effected for a valid business purpose and on a pro rata basis to all holders of Cypress common stock. The stockholders of Cypress will provide no consideration for the dividend of the Company’s Class B common stock. Cypress will provide information to all its stockholders on the Company and the Spin-off through the Cypress Information Statement, which will be distributed to all of its stockholders prior to the Spin-off. Regardless of whether the shares of Class B common stock held by Cypress after the amendments to the Company’s certificate of incorporation are considered new securities, they will be deemed held for more than two years under the applicable regulations. The Company believes that the Spin-off meets the conditions of the Staff Bulletin and the securities being distributed thereunder are not required to be registered under the Securities Act. We respectfully request that the Commission concur with our assessment.

2.	Please correct the EDGAR tag for the filing. It appears that the tag should be PRE 14C instead of PREC 14C.
     RESPONSE: In accordance with the Staff’s comment, we have revised the Information Statement to correct the EDGAR tag.
Background of the Actions, page 3
3.	Please revise to disclose the business reasons Cypress is spinning off the SunPower securities at this time.
     RESPONSE: In accordance with the Staff’s comment, we have revised the “Background of the Actions” section to disclose the business reasons of Cypress for the proposed spin-off.
4.	Please revise to describe the reasons for adopting these anti-takeover provisions at this time.
     RESPONSE: In accordance with the Staff’s comment, we have revised the “Background of the Actions” section and the “Governance Changes Resulting From the Spin-Off” section to further clarify the reasons related to the adoption of the anti-takeover provisions in connection with the proposed spin-off.
5.	We note that the restriction on the voting power of a holder of 15% of your Class B shares was not contemplated by the ruling Cypress received from the IRS. Please revise to describe your plans if the IRS does not issue a favorable ruling on the tax effects of this provision.
     RESPONSE: In accordance with the Staff’s comment, we have revised the “Background of the Actions” section to describe the Company’s plan if a favorable IRS ruling is not received.
Recommendation and Reasons for the Special Committee, page 5
6.	Discuss any negative consequences to SunPower shareholders as a result of these actions, including the extent to which the business relationships SunPower currently has with Cypress may change.
     RESPONSE: In accordance with the Staff’s comment, we have revised the “Recommendation and Reasons for the Special Committee” section.
7.	Please expand the fourth bullet to disclose the trading market where you plan to list your Class B common stock.

     RESPONSE: In accordance with the Staff’s comment, we have revised the fourth bullet of the “Recommendation and Reasons for the Special Committee” section to disclose the expected trading market for the Class B common stock.
Security Ownership of Certain Beneficial Owners and Management, page 12
8.	Please expand the disclosure to explain the effect on beneficial ownership following the proposed spin-off by Cypress to its stockholders of the shares of your Class B common stock. For example, we note the disclosure on page 30 of Cypress’ proxy statement filed April 7, 2008 that FMR LLC beneficially owns 24.7 million shares of Cypress’ common stock.
     RESPONSE: In accordance with the Staff’s comment, we have revised the “Security Ownership of Certain Beneficial Owners and Management” section to include certain information with respect to the potential beneficial ownership of the Company’s common stock following the proposed spin-off. In the interests of time we have provided a form of table for your review. We will complete the share numbers in the table in our definitive Information Statement or a subsequent preliminary Information Statement.
* * * * *
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s acknowledgment and understanding of the time-sensitive nature of this filing and the completion of this transaction, and remain willing to discuss the foregoing responses to Staff comments, or the filing, at your convenience. Please contact the undersigned at (650) 739-3997 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.
Sincerely,
/s/ Stephen E. Gillette
Stephen E. Gillette
cc:	Bruce Ledesma, Esq. Larry Sonsini, Esq. Todd Cleary, Esq. Neil Simon, Esq.